Exhibit 99.1

July 25, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  ANNOUNCES  2013  SECOND  QUARTER
FINANCIAL  RESULTS  RELEASE  DATE  AND  CONFERENCE  CALL

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company”) announces that it has scheduled the release of its 2013 second quarter financial results after market close on Wednesday, August 7, 2013.  A live webcast and conference call to discuss the results is scheduled for Thursday, August 8, 2013 at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time.  Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

The webcast can be accessed by clicking on the following link: https://cc.readytalk.com/r/kmuk4pl8ycbo&eom.  Participants will be connected to the broadcast audio after joining the meeting.

As an alternative, participants may connect to the conference call by telephone:

U.S. & Canada Toll-Free	1 800 741 3792
Germany Toll-Free	08001890407
Switzerland Toll-Free	0800836320
UK Toll-Free	08004961093
International Toll	+1 212 231 2900

Great Panther Silver’s live and archived webcasts can be accessed at www.greatpanther.com.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project with the view to production in 2014 and has two exploration projects, El Horcon and Santa Rosa.

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For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com, and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.